Exhibit 99.1

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		For the three months ended June 30		For the six months ended June 30
	Notes	2023	2022	2023	2022
Revenue	5	$110,057	$112,420	$194,219	$198,050
Cost of sales		(48,869)	(39,786)	(86,969)	(78,294)
Gross profit		61,188	72,634	107,250	119,756

Sales and marketing expenses		(21,497)	(25,665)	(42,167)	(45,822)
Administrative expenses		(24,602)	(28,845)	(46,721)	(53,400)
Finance expenses, net	7	(6,780)	(18,791)	(5,131)	(4,209)
Other income (expenses), net	8	29,627	(8,626)	33,585	(3,503)
Income/(Loss) before tax		37,936	(9,293)	46,816	12,822

Income tax expense	9	(10,981)	2,374	(13,240)	(3,295)
Income/(Loss) for the period		$26,955	$(6,919)	$33,576	$9,527

Income/(Loss) for the period attributable to:
Owners of the Company		26,955	(6,919)	33,576	9,527
Non-controlling interests		—	—	—	—

Earnings per share:
Basic and diluted, income/(loss) for the period attributable to ordinary equity holders of the Company (USD) [1]		0.27	(0.07)	0.33	0.09

[1]	The Group reports net earnings per share in accordance with IAS 33 - Earnings Per Share. Basic income/(loss) per share is calculated by dividing the income/(loss) attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. No dilutive effect has been identified for the three and six months ended June 30, 2023 and 2022. The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share for the three and six months ended June 30, 2023 and 2022 is 101,106,853 and 101,109,572, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Income/(Loss) for the period	$26,955	$(6,919)	$33,576	$9,527

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(83)	—	(83)	—
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,611	(3,001)	3,039	(767)
Net investment hedge	(2,473)	—	(2,473)	—
Other comprehensive income/(loss) for the period	55	(3,001)	483	(767)
Total comprehensive income/(loss) for the period	$27,010	$(9,920)	$34,059	$8,760

Total comprehensive income/(loss) for the period attributable to:
Owners of the Company	27,008	(9,929)	34,057	8,750
Non-controlling interests	2	9	2	10

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2023 and December 31, 2022

(In thousands of United States Dollars, unless otherwise stated)

	Notes	As of June 30, 2023	As of December 31, 2022
Assets
Non-current assets
Property, plant and equipment, net	11	91,825	73,965
Right-of-use assets, net		40,771	39,013
Goodwill		5,791	5,791
Intangible assets, net	10	39,158	32,208
Investments in joint ventures		2,079	1,505
Other financial assets		6,111	210
Deferred tax assets, net		7,010	6,974
Other assets		2,424	3,078
Total non-current assets		$195,169	$162,744
Current assets
Cash		11,538	43,003
Trade and other receivables, net	13	136,541	129,602
Inventories, net	12	103,475	96,833
Amounts owed by related parties, net		2,226	2,474
Current tax assets, net		30,826	21,187
Other current assets		2,518	4,344
Other financial assets		8,429	—
Total current assets		$295,553	$297,443
Total assets		$490,722	$460,187

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital		1,011	1,011
Share premium		377,677	377,677
Reserves		50,082	45,743
Accumulated deficit		(362,432)	(391,513)
Accumulated other comprehensive loss		(33,376)	(33,859)
Equity (deficit) attributable to owners of the company		$32,962	$(941)
Non-controlling interest		(935)	(937)
Total equity (deficit)		$32,027	$(1,878)
Non-Current liabilities
Borrowings	14	169,635	28,410
Warrant liabilities	16	4,461	10,916
Shares held in escrow	17	30,399	40,064
Deferred tax liabilities, net		3,400	7,821
Other liabilities		6,917	6,480
Total non-current liabilities		$214,812	$93,691
Current liabilities
Borrowings	14	118,684	257,525
Derivative financial liabilities		2,473	—
Trade and other payables		85,970	90,187
Amounts owed to related parties		3,922	2,914
Current tax liabilities, net		21,841	6,133
Provisions	15	195	138
Other liabilities		10,798	11,477
Total current liabilities		$243,883	$368,374
Total liabilities and stockholders’ equity (deficit)		$490,722	$460,187

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Treasury shares reserve [1]	Reserves [2]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2022	$1,011	$377,677	$—	$42,749	$(431,059)	$(27,778)	$(37,400)	$(940)	$(38,340)
Income for the period	—	—	—	—	9,527	—	9,527	—	9,527
Transfer reserves	—	—	—	2,994	(2,994)	—	—	—	—
Other comprehensive income	—	—	—	—	—	(777)	(777)	10	(767)
Non-controlling interest	—	—	—	—	—	10	10	—	10
Balance as of June 30, 2022	$1,011	$377,677	$—	$45,743	$(424,526)	$(28,545)	$(28,640)	$(930)	$(29,570)

Balance as of January 1, 2023	1,011	377,677	—	45,743	(391,513)	(33,859)	(941)	(937)	(1,878)
Income for the period	—	—	—	—	33,576	—	33,576	—	33,576
Transfer reserves	—	—	—	4,495	(4,495)	—	—	—	—
Other comprehensive income	—	—	—	—	—	481	481	2	483
Non-controlling interest	—	—	—	—	—	2	2	—	2
Treasury shares acquired	—	—	(156)	—	—	—	(156)	—	(156)
Balance as of June 30, 2023	1,011	377,677	(156)	50,238	(362,432)	(33,376)	32,962	(935)	32,027

[1]	Comprises the cost of the Company’s shares held by the Group. As of June 30, 2023, the Group held 35,798 of the Company’s shares.

[2]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

		For the six months ended June 30
	Notes	2023	2022
Operating activities
Income for the period		$33,576	$9,527
Adjustments to reconcile net income with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	11	2,662	2,932
Depreciation of right-of-use assets		3,070	3,005
Amortization of intangibles	10	2,291	2,436
Income tax expense	9	13,240	3,295
Finance expenses, net	7	5,131	4,209
Unrealized currency exchange rate differences		(15,793)	—
Share of result of joint ventures		(561)	109
Net loss (gain) on sale and disposal of property, plant and equipment	11	49	(590)
Net loss on disposal of intangibles	10	51	—
Inventory provision	12	2,502	1,010
Provision for bad debt	13	442	1,304
Provisions	15	91	7
Cash flow from operating activities before changes in working capital		46,751	27,244

Changes in working capital:
Trade and other receivables, net		2,054	(3,793)
Amounts owed by related parties, net		675	(1,057)
Inventories, net		3,083	(20,941)
Current tax assets, net		(7,175)	(6,958)
Other current assets		1,822	(3,154)
Trade and other payables		(5,320)	26,648
Amounts owed to related parties		613	2,030
Current tax liabilities, net		2,619	(442)
Other liabilities		(1,133)	563
Provisions	15	(42)	(41)
Other financial assets		(14,328)	12
Other assets		687	778
Cash generated from operations		30,306	20,889

Interest paid		(1,879)	(946)
Income tax paid		(4,889)	(3,649)
Cash flow provided by operating activities		$23,538	$16,294

Investing activities
Acquisition of property, plant and equipment	11	(7,224)	(10,518)
Proceeds from sale of property, plant and equipment		—	2,689
Acquisition of intangibles	10	(5,496)	(5,106)
Advances to related parties		(182)	(139)
Cash flow used in investing activities		$(12,902)	$(13,074)

Financing activities
Proceeds from borrowings	14	42,137	54,085
Payments on borrowings	14	(68,201)	(74,242)
Payments to related parties		—	(4,525)
Interest paid on borrowings	14	(15,010)	(8,639)
Payment of lease liabilities	14	(2,374)	(2,867)
Repurchase of treasury shares		(156)	—

Cash flow used in financing activities		$(43,604)	$(36,188)

Net decrease in cash		(32,968)	(32,968)
Cash at beginning of the period		43,003	72,112
Effect of exchange rate fluctuations		1,503	(1,592)
Cash at end of the period		$11,538	$37,552

Non-cash financing and investing activities [1]		$23,274	$32,737

[1]	Non-cash investing and financing activities include new lease liabilities $1,063 (for the six months ended June 30, 2022: $7,804), invoices from suppliers financed via reverse factoring classified as Trade and other payables $3,089 (for the six months ended June 30, 2022: $1,013), invoices from suppliers financed via reverse factoring classified as Borrowings $16,649 (for the six months ended June 30, 2022: $23,920) and derivative financial liabilities $2,473 (for the six months ended June 30, 2022: $0).

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Procaps Group, S.A, (the “Company”), a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg and its subsidiaries (collectively “the Group”) primarily engages in developing, producing, and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and key management personnel of the Group is included in Note 5. Revenue, Note 6. Segment reporting and Note 19. Key management personnel, respectively.

The Group’s principal subsidiaries as of June 30, 2023 and December 31, 2022, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Ownership interests held by:
	Place of business/country	The Group		Non-controlling interests
Name of entity	of incorporation	2023	2022	2023	2022	Principal activities
Procaps S.A.	Colombia	100%	100%	—%	—%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
C.I. Procaps S.A.	Colombia	100%	100%	—%	—%
Procaps S.A. de C.V	El Salvador	100%	100%	—%	—%
Softcaps - Colbras	Brazil	100%	100%	—%	—%

Diabetrics Healthcare S.A.S.	Colombia	100%	100%	—%	—%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets to settle liabilities.

The Unaudited Condensed Consolidated Interim Financial Statements of the Group for the three and six months ended June 30, 2023 and 2022 comprise the Group and its interest in joint ventures, investments and operations.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in USD (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of USD, unless otherwise stated.

Emerging Growth Company Status

The Group is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Group will remain an emerging growth company until the earliest of:

●	The last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Group is deemed to be a large, accelerated filer, which means the market value of the Group’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th; and

●	The date on which the Group has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Ongoing Military Operation in Ukraine and Related Sanctions

The ongoing military operation in Ukraine and the related sanctions targeted against the Russian Federation have disrupted international commerce and the global economy. The Group does not have any direct exposure to Ukraine, Russia or Belarus considering there are not any existing operations or sales in those locations.

Although the Group does not currently operate in Ukraine or Russia, the duration and severity of the effects on its business and the global economy are inherently unpredictable. Management will continue to monitor the effects of the war in Ukraine and its potential further impacts, including global supply chain disruptions, inflation, and rising interest rates, when making certain estimates and judgments relating to the preparation of the Unaudited Condensed Consolidated Interim Financial Statements of the Group.

Grupo Somar and Pearl Mexico Acquisition

Refer to the last annual Consolidated Financial Statements as of and for the year ended December 31, 2022 (“last annual financial statements”) for background information on the Acquisition of Grupo Somar and Pearl Mexico. Following the failure of the transaction to close on December 31, 2022, the Group provided the sellers a formal notice on January 1, 2023 terminating the Stock Purchase Agreement (the “SPA”) in accordance with the terms thereof.

Bridge Loan Credit Agreement

Following the Group’s termination of the SPA, the Group advised the joint arrangers and book runners on January 1, 2023 of its desire to terminate the transaction documents (including, without limitation, the commitments under the bridge credit agreement and, for the avoidance of doubt, any commitments under the commitment letter) and pay all outstanding obligations, amounting to $5,719, under the bridge credit agreement and any other transaction document as of January 10, 2023.

Note 2. Basis of preparation and accounting

These Unaudited Condensed Consolidated Interim Financial Statements of the Group as of June 30, 2023 have been prepared on a going concern basis, and in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the last annual financial statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Group’s Audit Committee on August 29, 2023.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 2.1. Going concern

Management identified the following events and conditions which cast significant doubt on the Group’s ability to continue as a going concern:

As of December 31, 2022, the Group was in breach of certain of the covenants included under the Note Purchase Agreement (“NPA”), the Syndicated Loan Agreement and the BTG Credit Agreement. Refer to the last annual financial statements for further details regarding the breach of each covenant. Although none of the lenders declared an event of default under the applicable agreements, these breaches resulted in the lenders having the right to require immediate repayment of the applicable indebtedness and as a result, the Group classified the respective indebtedness, amounting to $139,155 in the aggregate, to current liabilities as of December 31, 2022.

On March 28, March 31 and May 2, 2023 the Group obtained Waiver Agreements (“Waivers” or “Waiver”) from each lender under the NPA, the Syndicated Loan Agreement and the BTG Credit Agreement for the applicable covenant breaches. Under the terms of the Waivers, the lenders permanently waived their rights to accelerate the repayment of the loans related to the events of default as of December 31, 2022. In addition, the Group executed Waivers with the lenders to adjust the applicable covenant ratios for the periods ending March 31, June 30, and September 30, 2023, if applicable, as noted further within Note 14. Borrowings. For the period ending December 31, 2023, the applicable covenant ratios in the original borrowing arrangements are unmodified.

On June 30, 2023, the Group obtained an Additional Waiver under the NPA (the “Additional Waiver”) in anticipation of a potential breach of the Indebtedness Indicator and EBITDA Interest Coverage ratios contained within the March 31, 2023 Waiver. The Additional Waiver with the lenders adjusts the Indebtedness Indicator and EBITDA Interest Coverage ratios for the periods ended June 30, and September 30, 2023, as further noted within Note 14. Borrowings. Since the Additional Waiver was obtained as of June 30, 2023 and the Group was in compliance with the new covenants, the outstanding balance of $115,000 remains classified as non-current borrowing.

Working capital

As of June 30, 2023, the Group had a net working capital surplus (excess of current assets over current liabilities) of $51,670 (working capital deficit of $70,931 as of December 31, 2022).

Management’s assessment

Management assessed the Group’s cash flow projections, ability to meet future covenants and other measures of liquidity for the next twelve months from the balance sheet date. Based on the Group’s cash flow projections and adjusted financial covenant ratios as a result of the Waivers and Additional Waiver, Management believes they will have sufficient funds to repay their obligations as they fall due and to meet its financial covenants. However, due to the uncertainty caused by current economic conditions, including rapid growth in inflation, increasing interest rates, global disruption to the supply chain, volatility in foreign exchange rates and industry price regulations, there is material uncertainty regarding the Group’s ability to meet its financial covenants. The Group’s failure to comply with such financial covenants would result in an event of default, which if that were to occur would materially and adversely affect the Group’s business, financial condition, liquidity and results of operations. In that event, the Group would seek additional waivers or alternative financing arrangements. As a result of these material uncertainties, Management concluded the above conditions and events raise significant doubt about the Group’s ability to continue as a going concern.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Management has implemented or is in the process of implementing the following plans to mitigate the effect of these events and conditions:

Cost saving and revenue growth

The Group has implemented certain measures with an aim to reduce its operating costs and generate additional revenue in 2023 including: 1) strict controlling and reducing business marketing and advertising expenses; 2) reducing headcount across multiple business units; and 3) focus on increasing sales volumes for core products and sell trademarks and sanitary records to generate additional revenue.

Renegotiation of existing loans

On August 16, 2023, the Group successfully renegotiated the terms of the Syndicated Loan Agreement with Bancolombia and Davivienda, which extends the payment terms for a six-year period. In addition, on August 18, 2023, the Group renegotiated their short-term loan with BTG into a thirty-month period loan. Refer to Note 14. Borrowings and Note 20. Events after the reporting period for further details regarding these renegotiated loans. The Group has the ability to further renegotiate existing loans to maintain and meet its liquidity needs and requirements. However, the Group’s ability to renegotiate with its lenders is not within the Group’s control. As of the date of these Unaudited Condensed Consolidated Interim Financial Statements, the Group cannot assure that it will be able to reach an agreement with its lenders, or to waive any potential non-compliance.

Additional measures

If the above actions do not generate sufficient liquidity for the Group to meet its contractual obligations, Management has identified additional measures which could be implemented to further reduce costs and increase total revenues in order to provide sufficient cash flow to meet obligations as they fall due including: 1) reduce discretionary spending on research and development, marketing and capital expenditures; 2) sell additional trademarks and sanitary records; and 3) further reduce headcount.

Summary

Management has evaluated the Group’s capital position, its ability to continue in the normal course of business for the foreseeable future and ability to meet its financial obligations for the next twelve months from the balance sheet date. While Management believes that their cost savings, revenue growth, and loan renegotiation will allow the group to be able to meet its financial obligations and finance its growth, there is no assurance that these plans can be successfully implemented to generate the liquidity required to meet the Group’s need. Failure to successfully implement these plans may have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. As a result, Management concluded there is material uncertainty related to the events and conditions noted above that cast significant doubt on the entity’s ability to continue as a going concern.

However, Management believes that the Group will be successful in implementing the above plan and, accordingly, have prepared the Unaudited Condensed Consolidated Interim Financial Statements on a going concern basis. As a result, the Unaudited Condensed Consolidated Interim Financial Statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies

Note 3.1. Change in accounting policy

Except as described below, the accounting policies applied in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied in the Group’s last annual financial statements.

The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 9. Income tax.

Note 3.1.1. Derivative financial instrument and hedge accounting

Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, they are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivatives as hedging instruments to hedge foreign currency exposure related to net investments in foreign operations. At the inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge.

Hedges of net investments in foreign operations

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of a derivative or foreign exchange gains and losses for a non-derivative is recognized as Exchange differences on translation of foreign operations in Other Comprehensive Income and presented under such concept within Equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘Other income (expense), net’ line item. Gains and losses on the hedging instrument accumulated in Other Comprehensive Income are reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

Note 3.2. New and amended IFRS Standards that are effective for the current period

Certain new accounting standards, interpretations or amendments to accounting standards are effective for annual periods beginning after January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective in the preparation of these Unaudited Condensed Consolidated Interim Financial Statements.

The Group adopted the following accounting standard amendments from January 1, 2023. The evaluation performed by management determined that these amendments did not result in a significant impact in relation to the Group’s Unaudited Condensed Consolidated Interim Financial Statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - Effective January 1, 2023

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

The amendments had no impact on the Group’s Unaudited Condensed Consolidated Interim Financial Statements, but are expected to affect the accounting policy disclosures in the Group’s annual Consolidated Financial Statements.

Definition of Accounting Estimate (Amendments to IAS 8) - Effective January 1, 2023

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The distinction between the two is important because changes in accounting policies are applied retrospectively, whereas changes in accounting estimates are applied prospectively.

The Group has determined the amendment has no significant impact in its Unaudited Condensed Consolidated Interim Financial Statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes - Effective January 1, 2023

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s Unaudited Condensed Consolidated Interim Financial Statements.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In preparing these Unaudited Condensed Consolidated Interim Financial Statements, management has made judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

The significant judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s last annual financial statements.

Note 5. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s revenue for the three and six months ended June 30, 2023 includes $1,298 and $2,080 (for the three and six months ended June 30, 2022: $7,545 and $8,848) in revenue recognized from intellectual property licensing and dossier generation.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 6. Segment reporting) and by timing of revenue recognition in the table below.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

For the three months ended June 30	Reportable segments
2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	62,678	38,067	18,471	25,285	9,945	154,446
Inter-segment revenue	(30,698)	(25)	(4,658)	(4,267)	(4,741)	(44,389)
Revenue from contracts with customers	31,980	38,042	13,813	21,018	5,204	110,057

Timing of revenue recognition
Goods transferred at a point in time	30,682	38,042	13,813	21,018	5,204	108,759
Services transferred over time	1,298	—	—	—	—	1,298
Total revenue from contracts with customers	31,980	38,042	13,813	21,018	5,204	110,057

For the three months ended June 30	Reportable segments
2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	64,883	41,253	22,122	22,666	12,143	163,067
Inter-segment revenue	(31,960)	(1,658)	(5,287)	(5,566)	(6,176)	(50,647)
Revenue from contracts with customers	32,923	39,595	16,835	17,100	5,967	112,420

Timing of revenue recognition
Goods transferred at a point in time	29,045	38,187	14,576	17,100	5,967	104,875
Services transferred over time	3,878	1,408	2,259	—	—	7,545
Total revenue from contracts with customers	32,923	39,595	16,835	17,100	5,967	112,420

For the six months ended June 30	Reportable segments
2023	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	107,432	67,834	33,618	44,994	16,760	270,638
Inter-segment revenue	(50,491)	(236)	(10,239)	(7,954)	(7,499)	(76,419)
Revenue from contracts with customers	56,941	67,598	23,379	37,040	9,261	194,219

Timing of revenue recognition
Goods transferred at a point in time	54,861	67,598	23,379	37,040	9,261	192,139
Services transferred over time	2,080	—	—	—	—	2,080
Total revenue from contracts with customers	56,941	67,598	23,379	37,040	9,261	194,219

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

For the six months ended June 30	Reportable segments
2022	NextGel	Procaps Colombia	CAN	CASAND	Diabetrics	Total

Segment revenue	123,038	72,802	37,522	39,191	19,737	292,290
Inter-segment revenue	(64,778)	(1,349)	(9,417)	(9,529)	(9,167)	(94,240)
Revenue from contracts with customers	58,260	71,453	28,105	29,662	10,570	198,050

Timing of revenue recognition
Goods transferred at a point in time	53,531	70,045	25,846	29,210	10,570	189,202
Services transferred over time	4,729	1,408	2,259	452	—	8,848
Total revenue from contracts with customers	58,260	71,453	28,105	29,662	10,570	198,050

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “intellectual property licensing” and “dossier generation”. Revenues, other than sales of goods, are not material to the group.

Note 6. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAND”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators to measure segment performance and to make decisions around resource allocation.

The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

	NextGel			Procaps Colombia			CAN			CASAND
Three months ended June 30, 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	62,678	(30,698)	31,980	38,067	(25)	38,042	18,471	(4,658)	13,813	25,285	(4,267)	21,018
Contribution margin [1]	12,473	(926)	11,547	11,389	(133)	11,256	5,214	622	5,836	5,847	4,286	10,133

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Three months ended June 30, 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	9,945	(4,741)	5,204	—	—	—	154,446	(44,389)	110,057
Contribution margin[1]	201	(133)	68	700	151	851	35,824	3,867	39,691
Administrative expenses	—	—	—	25,150	(548)	24,602	25,150	(548)	24,602
Finance expenses	—	—	—	6,739	41	6,780	6,739	41	6,780
Other (income) expenses, net	—	—	—	(31,681)	2,054	(29,627)	(31,681)	2,054	(29,627)
Income (loss) before tax							35,616	2,320	37,936

	NextGel			Procaps Colombia			CAN			CASAND
Three months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	64,883	(31,960)	32,923	41,253	(1,658)	39,595	22,122	(5,287)	16,835	22,666	(5,566)	17,100
Contribution margin[1]	18,044	(552)	17,492	15,804	(695)	15,109	6,280	(20)	6,260	4,443	2,505	6,948

	Diabetrics			Corporate			Total
Three months ended June 30, 2022	Total	Inter-segment eliminations	External	Total	Inter-segment eliminations	External	Total	Inter-segment eliminations	External
Revenue	12,143	(6,176)	5,967	—	—	—	163,067	(50,647)	112,420
Contribution margin[1]	1,383	40	1,423	441	(704)	(263)	46,394	575	46,969
Administrative expenses	—	—	—	28,844	1	28,845	28,844	1	28,845
Finance expenses	—	—	—	18,791	—	18,791	18,791	—	18,791
Other (income) expenses, net	—	—	—	8,626	—	8,626	8,626	—	8,626
Income (loss) before tax							(9,868)	574	(9,293)

	NextGel			Procaps Colombia			CAN			CASAND
Six months ended June 30, 2023	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter-segment eliminations	External
Revenue	107,432	(50,491)	56,941	67,834	(236)	67,598	33,618	(10,239)	23,379	44,994	(7,954)	37,040
Contribution margin[1]	21,564	(1,591)	19,973	20,393	(67)	20,326	7,267	1,371	8,638	8,518	8,152	16,670

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	Diabetrics			Corporate			Total
Six months ended June 30, 2023	Total	Inter-segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter-segment eliminations	External
Revenue	16,760	(7,499)	9,261	—	—	—	270,638	(76,419)	194,219
Contribution margin[1]	(12)	(420)	(432)	(14,075)	13,983	(92)	43,655	21,428	65,083
Administrative expenses	—	—	—	2,545	44,176	46,721	2,545	44,176	46,721
Finance expenses	—	—	—	8,408	(3,277)	5,131	8,408	(3,277)	5,131
Other (income) expenses, net	—	—	—	(27,003)	(6,582)	(33,585)	(27,003)	(6,582)	(33,585)
Income (loss) before tax							59,705	(12,889)	46,816

	NextGel			Procaps Colombia			CAN			CASAND
Six months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	123,038	(64,778)	58,260	72,802	(1,349)	71,453	37,522	(9,417)	28,105	39,191	(9,529)	29,662
Contribution margin[1]	35,775	(8,071)	27,704	24,705	155	24,860	9,045	(651)	8,394	6,037	5,810	11,847

	Diabetrics			Corporate			Total
Six months ended June 30, 2022	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External	Total	Inter- segment eliminations	External
Revenue	19,737	(9,167)	10,570		—		292,290	(94,240)	198,050
Contribution margin[1]	1,432	(93)	1,339	1,937	(2,147)	(210)	78,930	(4,996)	73,934
Administrative expenses	—	—	—	53,400	—	53,400	53,400	—	53,400
Finance expenses	—	—	—	4,209	—	4,209	4,209	—	4,209
Other (income) expenses, net	—	—	—	3,503	—	3,503	3,503	—	3,503
Income (loss) before tax							17,817	(4,996)	12,822

[1]	Contribution margin is determined by subtracting sales and marketing expenses from gross profit. The Group’s customer revenue recognition (external revenue) policy has been consistent with inter-segment revenue generated.

Major customer

The Group does not have revenue from a single customer comprising more than ten percent of its consolidated revenue.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Geographical information

In presenting geographical information, the Group’s revenue is based on the geographical location of the customers.

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
South America	$75,362	$73,956	$135,104	$133,156
Central America	23,733	26,265	39,480	42,546
North America	9,136	9,072	16,562	17,304
Europe	1,826	3,127	3,073	5,044
Total	$110,057	$112,420	$194,219	$198,050

Seasonality of operations

The Group has been subject to normal seasonal fluctuations that generate less income during the first half of the year. In general, there are no significant variations on sales to customers throughout the year.

Note 7. Finance expenses, net

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Banking expenses	$(564)	$(58)	$(787)	$(374)
Bank fees	(295)	(304)	(502)	(411)
Other financial expenses[1]	(315)	(280)	(611)	(429)
Net fair value gain/(loss) of warrant liabilities[2]	2,510	(1,092)	6,456	636
Net fair value gain/(loss) of shares held in escrow[2]	2,460	(10,778)	9,665	7,732
Interest expense	(10,576)	(6,279)	(19,352)	(11,363)
Total	$(6,780)	$(18,791)	$(5,131)	$(4,209)

[1]	For the three and six months ended June 30, 2023, interest on lease liabilities amounted to $315 and $611 (for the three and six months ended June 30, 2022: $248 and $429).
[2]	Refer to Note 16. Warrant liabilities, Note 17. Shares in escrow and Note 18. Financial instruments for further information related to net fair value gains for the six months ended June 30, 2023.

Net fair value gains recognized in Finance expenses, net for the three and six months ended June 30, 2023 and 2022 are unrealized.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 8. Other income (expenses), net

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Currency exchange rate differences[1]	$10,464	$(8,357)	$14,394	$(3,188)
Economic emergency contribution expenses	(320)	(407)	(637)	(680)
Fines, surcharges, penalties and taxes assumed	(40)	(13)	(120)	(95)
Donations	(160)	(93)	(315)	(173)
Other[2]	19,683	244	20,263	633
Total	$29,627	$(8,626)	$33,585	$(3,503)

[1]	The increase in currency exchange rate differences income (expense) for the three and six months ended June 30, 2023 is mainly related to a decrease of 10% and 13% (increase for the three and six months ended June 30, 2022 11% and 4%) in the Colombian Pesos/USD exchange rate for the period and the Group’s Colombian entities’ liability position towards USD.
[2]	Includes income from a legal settlement with a third party to recover costs incurred relating to a business opportunity with such third party. The open receivable balance as of June 30, 2023 is included within Other financial assets in the Consolidated Interim Statement of Financial Position. The amount, counter party and any further details can’t be disclosed due to contractual restrictions within the settlement agreement.

Note 9. Income tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated income (loss) before tax for the three and six months ended June 30, 2023 amounts to $37,936 and $46,816(for the three and six months ended June 30, 2022: $(9,293) and $12,822). The income tax expense for the three and six months ended June 30, 2023 was $(10,981) and $(13,240) (for the three and six months ended June 30, 2022: $2,374 and $(3,295)). The Group’s consolidated effective tax rate with respect to continuing operations for the six months ended June 30, 2023 was 28.28% (for the six months ended June 30, 2022: 25.64%) The change in the consolidated effective tax rate was mainly caused by the following factors: (i) Optimization of the use of tax credits, tax rate changed from 25% up to 30% in Colombia, and (ii) by concentration of profits in countries where the tax rate is higher.

The tax rate used for the six months ended June 30, 2023 represents the tax rate of 35% (for the six months ended June 30, 2022: 35%) on the taxable income payable by the most representative entities of the Group in Colombia, in accordance with the tax laws of said jurisdiction. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 10. Intangible assets, net

Cost	Total
Balance as of January 1, 2022	$53,926
Additions	860
Additions from internal developments	4,246
Foreign currency exchange	(1,687)
Balance as of June 30, 2022	$57,345

Balance as of January 1, 2023	$57,831
Additions	1,465
Additions from internal developments	4,031
Derecognition of assets	(51)
Foreign currency exchange	6,535
Transfers	113
Balance as of June 30, 2023	$69,924

Accumulated amortization	Total
Balance as of January 1, 2022	$23,755
Amortization expense	2,436
Foreign currency exchange	(723)
Balance as of June 30, 2022	$25,468

Balance as of January 1, 2023	$25,623
Amortization expense	2,291
Foreign currency exchange	2,852
Balance as of June 30, 2023	$30,766

As of June 30, 2022
Net book value	$31,877
As of June 30, 2023
Net book value	$39,158

For the three and six months ended June 30, 2023 and 2022, amortization expenses were recognized within the Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income as administrative expenses.

Foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 11. Property, plant and equipment, net

Cost	Total
Balance as of January 1, 2022	$116,654
Additions	10,518
Disposals	(2,275)
Effect of exchange differences in foreign currency	(2,544)
Transfers	(54)
Balance as of June 30, 2022	$122,299

Balance as of January 1, 2023	$121,898
Additions	13,110
Disposals	(276)
Effect of exchange differences in foreign currency	12,664
Transfers	(116)
Balance as of June 30, 2023	$147,280

Accumulated depreciation	Total
Balance as of January 1, 2022	$44,016
Disposals	(174)
Depreciation expense	2,932
Effect of exchange differences in foreign currency	(1,071)
Balance as of June 30, 2022	$45,703

Balance as of January 1, 2023	$47,933
Disposals	(227)
Depreciation expense	2,662
Effect of exchange differences in foreign currency	5,125
Transfers	(38)
Balance as of June 30, 2023	$55,455

As of June 30, 2022
Net book value	$76,596
As of June 30, 2023
Net book value	$91,825

For the six months ended June 30, 2023, depreciation expense was recognized as follows: $2,061 was recognized as cost of goods sold (for the six months ended June 30, 2022: $1,678) and $601 for the six months ended June 30, 2022: $1,254) within administrative expense.

Financial Commitments

As of June 30, 2023, the Group has commitments to acquire capital expenditures for $6,110 (as of June 30, 2022: $9,229).

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 12. Inventories, net

	As of June 30, 2023	As of December 31, 2022
Raw materials and supplies	$50,371	$42,701
Products in process	6,600	7,412
Finished products and merchandise	42,094	41,492
Inventory in transit	9,950	11,531
Subtotal	$109,015	$103,136
Less: Provision	(5,540)	(6,303)
Total	$103,475	$96,833

Inventories recognized as cost of goods sold for the six months ended June 30, 2023 amounted to $86,969 (for the six months ended June 30, 2022: $78,294). Inventories used as samples for the six months ended June 30, 2023 amounted to $3,026 (for the six months ended June 30, 2022: $4,068), were recognized as marketing expenses.

Write-downs of inventories to net realizable value and obsolescence adjustments for the six months ended June 30, 2023 amounted to $2,502 (for the six months ended June 30, 2022: $1,010), were recognized within sales expenses.

Note 13. Trade and other receivables, net

	As of June 30, 2023	As of December 31, 2022
Trade receivables, net of discounts [1]	$137,587	$126,456
Other receivables	12,860	15,211
Impairment of trade and other receivables [2]	(13,906)	(12,065)
Trade receivables, net of discounts and impairment	$136,541	$129,602

[1]	Discount and return provision amounts to $14,793 (as of December 31, 2022: $13,443).
[2]	Total impairment balance is comprised of $11,744 (as of December 31, 2022: $10,768) for trade receivables and $2,162 (as of December 31, 2022 $1,297) for other receivables.

Refer to Note 18. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

The Group has entered into factoring arrangements to sell certain trade receivables to third parties under recourse programs, retaining all risk and rewards incidental to the trade receivables, so no derecognition of the financial assets has been performed. Trade receivables which collateralize factoring obligations as of June 30, 2023 amounts to 4,225 (as of December 31, 2022: $2,547).

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 14. Borrowings

	As of June 30, 2023	As of December 31, 2022
Borrowings at amortized cost(a)
Syndicated term loan (1)	$40,191	$38,626
Other term loan (2)	93,788	95,720
Lease liabilities (3)	34,966	34,192
Factoring obligations (4)	4,017	2,317
Bank overdrafts (5)	357	80
Notes (6)	115,000	115,000
Total Interest bearing liabilities	$288,319	$285,935

Current	118,684	257,525
Non- Current	$169,635	$28,410

(a)	Borrowings at amortized cost are unsecured, with the exception of factoring obligations which are collateralized by trade receivables. Refer to Note 13. Trade and other receivables, net.

1. Syndicated term loan

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
Syndicated term loan	COP	IBR + 5.30%	2023-2025	$40,652	$39,156
Amortized cost	COP	N/A	2023	(461)	(530)
Total Syndicated term loan				$40,191	$38,626

On November 20, 2018, Procaps S.A. entered into a syndicated term loan agreement the “Syndicated Loan Agreement”) with the following banks: Portion in Colombian pesos (COP) - Davivienda and Bancolombia; US dollar portion (USD) - Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Procaps S.A. de C.V, Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynssen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., act as guarantors.

The resources obtained were used for advance payment and/or novation of some obligations to be refinanced. The conditions of the loan had a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

The significant covenants required by the Syndicated Loan Agreement are as follows:

Financial covenants

●	Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 31 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

●	Short-term leverage ratio < 1.0 on the last day of each semester.

●	EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Other covenants

●	The Syndicated Loan Agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

●	Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

●	The payment of dividends is restricted to anyone other than the jointly obligated parties.

The Syndicated Loan Agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with certain covenants under the Syndicated Loan Agreement. As a result, as of December 31, 2022, $19,665 unpaid principal balance previously classified as non-current borrowings, was reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position.

On May 2, 2023 the Group obtained a Waiver for the loan covenant breaches described above. Under the terms of the Waiver, the lenders agreed to waive the event of default as of December 31, 2022.For the period ending June 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the convent ratios as noted below (the covenants will return to the original terms from December 31, 2023, onwards):

●	Indebtedness Indicator (Indebtedness/EBITDA) must be less than or equal to 4.5 times (original covenant: less than or equal to 3.5 times).

●	Short-term leverage ratio less than 1.6 (original covenant: less than 1.0).

●	EBITDA ratio / financial expenses greater than or equal to 1.8 (original covenant: greater than or equal to 3.0).

As a result, the unpaid principal balance is classified as non-current borrowings as of June 30, 2023.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Additionally, as mentioned in Note 2.1. Going concern, on August 16, 2023, the Group renegotiated the terms of the Syndicated Loan Agreement which extends the payment terms for a six-year period. Refer to Note 20. Events after the reporting period for further details regarding the renegotiation.

2. Other term loan

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
Other term loan	COP	IBR+ 9.0%, 23.5% (2022: IBR+ 5.0%, DTF+ 3%, 13.99%-25.3%)	2022-2025	$12,407	$9,549
	COP	IBR + 2.25%- IBR 7.95% (2022: IBR+2.25%-10.2%)	2022-2025	23,342	21,267
	Soles	8.0% - 14.50% (Fixed) (2022: 8.0% - 12.79% (Fixed))	2022-2024	6,619	6,837
	Reales	9.84% - 18% N.A.	2023-2024	1,137	2,176
	USD	SOFR+ (5.80%-7.00%), SOFR6M + (2%-3%) (2022: SOFR+ (4.80%-5.80%))	2023	24,669	23,454
	USD	6.5%-16.8% N.A. (2022: 6.36%-16.8%)	2022-2025	25,614	32,437
Total Other term loans				$93,788	$95,720

On June 28, 2022, Procaps, S.A. (the “Company”) entered into a credit agreement with BTG to borrow $8,672. The covenants required by the loan contract are:

●	The Company’s consolidated Indebtedness Indicator (Indebtedness / EBITDA) should not be greater than 3.5x.

●	The Company’s consolidated EBITDA/Finance expense should not be less than 3x.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with the loan covenants related to the BTG Credit Agreement. As a result, the $4,490 unpaid principal balance previously classified as a non-current borrowings, was reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position as of December 31, 2022.

On March 28, 2023 the Group obtained a Waiver for the loan covenant breach. Under the terms of the Waiver, BTG Pactual agreed to waive the event of default as of December 31, 2022. For the period ending June 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the covenant ratios as noted below (the covenants will return to the original terms from December 31, 2023, onwards):

●	The Company’s consolidated Indebtedness Indicator (Indebtedness / EBITDA) must not be greater than 4.5x (original covenant: greater than 3.5x).

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

●	The Company’s consolidated EBITDA/Finance expense must not be less than 1.8x (original covenant: less than 3.0x).

As a result, the unpaid principal balance is classified as non-current borrowings as of June 30, 2023.

Along with the BTG Credit Agreement, the Group borrowed $19,000 on October 14, 2022 as part of a short-term agreement with BTG Pactual which is payable in 2023. Additionally, as mentioned in Note 2.1. Going concern, on August 18, 2023, the Group renegotiated their short-term agreement with BTG into a thirty-month period loan. Refer to Note 20. Events after the reporting period for further details regarding the renegotiation.

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
Lease liabilities	COP	IBR+(3.82%-7.3%), DTF + 5.5% (2022: DTF + (5,18% - 10,11%) T.A., IBR+7.5%)	2022-2030	$10,170	$10,475
	COP	IBR+ (4.2%-8.2%) (2022: DTF+ 4.54%-10.42 T.A.	2022-2025	3,944	3,653
	USD	0.75%-21.48%, DTF+5.50%, IBR+4.10% (2022: 0.75%-21.48%)	2023-2032	20,852	14,787
	COP	1.91%-12.23%, IBR+4.68%	2023	—	4,703
	Reales	0.70-8.72% (Fixed)	2023-2024	—	574
Total Lease Liabilities				$34,966	$34,192

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
Portfolio factoring	COP	DTF+7% (2022: DTF+8%)	2023	$1,583	$1,508
	COP	2% - 22.4% (2022: 15.0% - 27% N.A.)	2023	2,434	809
Total Factoring				$4,017	$2,317

5. Bank overdraft

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
Overdrafts and credit cards	COP	19.68% - 32% E.A. (Fixed)	2023	$357	$80

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

6. Notes

On November 12, 2021, the Group closed the private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes (the “Senior Notes”) issued by Procaps, S.A., a subsidiary of the Group, due November 12, 2031, pursuant to the NPA entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc.

The Senior Notes are a senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by Procaps Group, S.A. and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

Debt issuance costs related to the Senior Notes of $2,142, comprised of commissions payable to the initial purchasers of $1,390 and attorneys’ costs of $752, were allocated to the liability of the Notes based on their relative values. Issuance incremental costs are part of the effective rate and amortized to interest expense using the effective interest method over the contractual term.

As mentioned in Note 1. General Company Information, the Notes Payoff did not occur on or prior to November 30, 2022, therefore triggering the 3.75% per annum waiver fee on the outstanding principal amount of Senior Notes, raising the interest rate from 4.75% to 8.50%. As a result, the Group has treated the rate increase as a debt extinguishment, derecognised a liability in the amount of $113,400, expensed $1,600 in unamortized transaction costs, and recognized a new liability in the amount of $115,000 as of December 31, 2022.

The Senior Notes require Procaps, S.A., the Group and the following subsidiaries of the Group: C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC. to comply with the following financial ratios:

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 3.50:1.00 or less (Indebtedness Indicator), measured at certain dates of determination and;

●	An EBITDA interest coverage ratio (calculated as the consolidated EBITDA for the last twelve months of Procaps, S.A. and the other obligors thereunder divided by the consolidated interest expenses of Procaps, S.A. and the other obligors thereunder) in excess of, or equal to, 3.00:1.00, calculated at certain dates of determination.

●	Short-term leverage ratio equal to or less than 1.00

Complying with the Note Purchase Agreement protocols and as a result of the more favorable provisions of the Syndicated Loan Agreement, the Group gave notice on April 7, 2022 that specific provisions related to reporting covenants, affirmative covenants, negative covenants, events of default, and mandatory prepayment events, as set forth in the Syndicated Loan Agreement, shall apply to the Senior Notes.

As mentioned in Note 2.1. Going concern, as of December 31, 2022, the Group was not in compliance with the financial covenants related to the Senior Notes. As a result, the $115,000 unpaid principal balance previously classified as a non-current borrowings, was reclassified to current borrowings within the Group’s Consolidated Statement of Financial Position as of December 31, 2022.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

On March 31, 2023 the Group obtained a Waiver for the NPA covenant breaches described above. Under the terms of the Waiver, the noteholders agreed to waive the event of default as of December 31, 2022. For the periods ending March 31, June 30 and September 30, 2023, as part of the Waiver negotiations, the lenders agreed to adjust the covenant ratios as noted below (the covenants. will return to the original terms from December 31, 2023, onwards):

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.00:1.00 or less (original covenant: 3.50:1.00 or less).

●	An EBITDA interest coverage ratio in excess of, or equal to, 2.20:1.00 (original covenant: in excess of, or equal to, 3.00:1.00).

●	Short-term leverage ratio equal to or less than 1.60:1:00 (original covenant: equal to or less than 1.00:1.00).

As mentioned in Note 2.1. Going concern, as of June 30, 2023 the Group obtained an Additional Waiver under the NPA in anticipation of a potential breach of the covenant ratios contained within the March 31, 2023 Waiver. For the periods ending June 30 and September 30, 2023, the lenders agreed to adjust the covenant ratios as noted below (the covenants will return to the original terms from December 31, 2023, onwards):

●	The consolidated total debt of Procaps, S.A., the Group and the other obligors thereunder to consolidated EBITDA for the last twelve months of 4.30:1.00 or less (original covenant: 3.50:1.00 or less).

●	An EBITDA interest coverage ratio in excess of, or equal to, 1.90:1.00 (original covenant: in excess of, or equal to, 3.00:1.00).

The Additional Waiver was obtained on June 30, 2023, therefore, the unpaid principal balance is classified as non-current borrowings as of June 30, 2023.

	Currency	Range of Interest	Maturity Year	As of June 30, 2023	As of December 31, 2022
The Prudential Insurance Company Of America	USD	8.50% (Fixed)	2031	$60,020	$60,020
Prudential Annuities Life Assurance Corporation	USD	8.50% (Fixed)	2031	29,980	29,980
Healthspring Life & Health Insurance Company, Inc	USD	8.50% (Fixed)	2031	18,350	18,350
CIGNA Health and Life Insurance Company	USD	8.50% (Fixed)	2031	6,650	6,650
Total Senior Notes				$115,000	$115,000

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 15. Provisions and contingencies

	2023	2022
Contingencies
Balance as of January 1	$138	$501
Effect of changes in foreign exchange rates	8	28
Provisions made	91	7
Provisions used	(42)	(41)
Balance as of June 30	$195	$495

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. The Group recognized the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Legal provisions

Softcaps legal proceedings - The total balance of $73 (as of June 30, 2022: $448) is comprised of labor, administrative, and civil ligation. As of June 30, 2022, balance for tax litigation amounted to $372, there are no tax litigation provisions recognized as of June 30, 2023.

The remaining balance of 122 (as of June 30, 2022: 47) is for labor litigation in the following entities: Procaps, S.A., Unimed del Perú, CDI Nicaragua, and Diabetrics.

Contingencies

Procaps SA de CV legal proceedings - The General Tax Directorate of El Salvador (DGII), determined that the company failed to declare taxable and presumed income from revenue obtained and loans made to non-domiciled companies in 2018, the proposed tax charge and sanction amounts to $1,087. Also, the DGII determined that the company incurred in the infraction of non-intentional evasion due to the incorrect filing of the “VAT” declarations for 2019. The proposed tax charge and penalty amounts to $348.

However, the Group’s external advisor indicates that it is not probable for this claim to proceed, therefore, there is no provision for the effect of this contingency.

Note 16. Warrant liabilities

	As of June 30, 2023	As of December 31, 2022
Public warrants	$3,800	$9,200
Private warrants[1]	661	1,716
	$4,461	$10,916

[1]	Private warrants include 2,875,000 held by the former SPAC sponsors deposited in an escrow account.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 16.1. Public warrants

	As of June 30, 2023	As of December 31, 2022
As of January 1	$9,200	$16,000
Acquired public warrants	—	—
Fair value remeasurement	(5,400)	(6,800)
Balance as of June 30/December 31	$3,800	$9,200

The fair value of the Public Warrants decreased for the six months ended June 30, 2023 by $5,400 (decreased for the year ended December 31, 2022: $6,800). Refer to Note 7. Finance expenses, net.

Note 16.2. Private warrants

	As of June 30, 2023	As of December 31, 2022
As of January 1	$1,716	$7,112
Acquired private warrants	—	—
Fair value remeasurement	(1,055)	(5,396)
Balance as of June 30/December 31	$661	$1,716

The fair value of the Private Warrants decreased for the six months ended June 30, 2023 by $1,055 (decreased for the year ended December 31, 2022: $5,396). Refer to Note 7. Finance expenses, net.

Note 17. Shares in escrow

	As of June 30, 2023	As of December 31, 2022
As of January 1	$40,064	$101,859
Escrowed shares	—	—
Fair value remeasurement	(9,665)	(61,795)
Balance as of June 30/December 31	$30,399	$40,064

The fair value of the Shares in escrow decreased for the six months ended June 30, 2023 by $9,665 (decreased for the year ended December 31, 2022: $61,795). Refer to Note 7. Finance expenses, net.

Note 18. Financial instruments

18.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

●	Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

The following table shows the carrying amounts of financial assets and financial liabilities. The amortized cost basis of the financial assets and liabilities not measured at fair value approximates their fair value.

	As of June 30, 2023			As of December 31, 2022
	FVTPL[1]	FVOCI[2]	Amortized cost[3]	FVTPL[1]	Amortized cost[3]
Financial assets not measured at fair value
Trade and other receivables, net	$—	$—	$136,541	$—	$129,602
Amounts owed by related parties, net	—	—	2,225	—	2,474
Cash	—	—	11,537	—	43,003
Other financial assets	—	—	14,538	—	210
Total financial assets not measured at fair value	$—	$—	$164,841	$—	$175,289

Financial liabilities measured at fair value
Warrant liabilities	$4,461	$—	$—	$10,916	$—
Shares held in escrow	30,399	—	—	40,064	—
Derivative financial liabilities	—	2,473	—	—	—
Total financial liabilities measured at fair value	$34,860	$2,473	$—	$50,980	$—
Financial liabilities not measured at fair value
Borrowings	—	—	288,319	—	285,934
Trade and other payables	—	—	85,970	—	90,187
Amounts owed to related parties	—	—	3,922	—	2,914
Total financial liabilities not measured at fair value	$—	$—	$378,211	$—	$379,035

[1]	The fair value of the exhibited figures as of June 30, 2023 is comprised of $3,800 Level 1 (as of December 31, 2022: $9,200) and $31,060 Level 3 (as of December 31, 2022: $41,780).
[2]	The fair value of the exhibited figures as of June 30, 2023 is Level 2.
[3]	The fair value of the exhibited figures is similar to their amortized cost as of June 30, 2023 and December 31, 2022, respectively.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

18.2 Measurement of fair values

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the Unaudited Condensed Consolidated Interim Statement of Financial Position, as well as the significant unobservable inputs used.

			Significant unobservable	Relationship between significant unobservable	Sensitivity of significant unobservable input to fair value
Type	Fair value	Valuation Technique	input	input to fair value	+5%	-5%
Private warrants	$100	The fair value of the Private Warrants is estimated using the Black-Scholes option pricing formula for European calls, since the underlying stock is not expected to pay dividends over the term of the Warrants.	Volatility of 36.6% (2022: 36.6%)	The higher (lower) the volatility, the higher (lower) the fair value.	$155	$55
Private warrants in escrow	561	The fair value of the Private Warrants in escrow is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 36.6% (2022: 37.5%)	The higher (lower) the volatility, the higher (lower) the fair value.	877	316
Shares held in escrow	30,399	The fair value of the shares to be delivered is estimated using Monte Carlo simulation in a risk-neutral framework assuming a Geometric Brownian Motion for the future stock price.	Volatility of 41.0% (2022: 36.5%)	The higher (lower) the volatility, the higher (lower) the fair value.	30,737	29,999

18.3 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk, including currency and interest rate risk

18.3.1. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of June 30, 2023 and December 31, 2022 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables as of June 30, 2023 and December 31, 2022.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure, by the application of the ‘simplified method’ for trade receivables without a significant financing component. The assessment of the probability of default and the loss due to default is mainly based on historical data and adjust historical loss rates to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

June 30, 2023	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.36%	2.43%	5.26%	7.34%	12.04%	84.44%	14.34%
Gross carrying amount	120,839	16,815	8,524	3,162	1,620	28,420	179,380
Impairment loss allowance	(441)	(408)	(448)	(232)	(195)	(23,997)	(25,721)
	$120,398	$16,407	$8,076	$2,930	$1,425	$4,423	$153,659

December 31, 2022	Current (not past due)	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.39%	3.42%	4.50%	14.25%	19.89%	83.88%	14.07%
Gross carrying amount	124,219	11,816	3,864	1,958	890	26,605	169,352
Impairment loss allowance	(483)	(404)	(174)	(279)	(177)	(22,317)	(23,834)
	$123,736	$11,412	$3,690	$1,679	$713	$4,288	$145,518

As of June 30, 2023 no impairment losses were recognized for balances in connection with related parties. However, as of June 30, 2023 and December 31, 2022, an allowance is maintained for open balances referred to goods sold to Industrias Intercaps de Venezuela C.A. and Laboratorios Vivax Pharmaceuticals C.A., due to the critical political and social situation that the location country of precedence is experiencing.

18.3.2.Market Risk

Net Investment Hedges

A foreign currency exposure arises from the Group’s net investment in its subsidiary Procaps, S.A., that is a Colombian Peso functional currency entity. The risk arises from the fluctuation in spot exchange rates between the Colombian Peso and the USD, which causes the amount of that net investment to vary.

Part of the Group’s net investment in Procaps, S.A. is hedged by average rate forward contracts (pay Colombian Peso and receive USD), which mitigates the foreign currency risk arising from the subsidiary’s net assets. The forward contracts are designated as hedging instruments for the changes in the value of the net investment that are attributable to changes in the Colombian Peso/USD spot rate. The counterparty is a top-tier financial institution with low credit risk.

The hedged risk in the net investment hedge is the risk of a weakening Colombian Peso against the USD that will result in a reduction in the carrying amount of the Group’s net investment in Procaps, S.A. The Group has established a hedge ratio of 1:1 where the notional amounts of the hedging instruments match the carrying amount of the hedged net investment.

The Group assesses hedge effectiveness qualitatively, as the critical terms (i.e., the notional amount and underlying exchange rate) of the hedging instruments are closely aligned with those of the hedged net investment in Procaps, S.A. It is expected that the value of the hedging instruments and the value of the hedged net investment will systematically change in opposite directions in response to movements in the Columbian Peso/USD exchange rate.

The main potential sources of ineffectiveness identified by the Group in these hedging relationships are timing mismatches, forward points used to calculate the settlement amount of the hedging instruments which are not reflected in the value changes of the hedged net investment, and changes in the Group’s and/or derivative counterparty’s credit that would result in movements in fair value of the hedging instruments that would not be reflected in the movements in the value of the hedged net investment.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

The amounts related to items designated as hedging instruments were as follows:

Average Currency Forward Contracts (Sell COP)	Settlement Date	Forward Exchange rate	Notional amount (COP)	Notional amount (USD)
Less than 3 months	7/6/2023	4,625	36,110,000,000	8,649,102
3-6 months	10/3/2023	4,715	42,800,000,000	10,251,497
Over 6 months	1/3/2024	4,791	48,837,000,000	11,697,485

	As of June 30, 2023
	Carrying amount		Line item in the statement of financial position where the hedging instrument	Change in value used for calculatinghedge
Average Currency Forward Contracts (Sell COP)	Assets	Liabilities	is included	ineffectiveness
Less than 3 months	—	368	Derivative Financial Liability	368
3-6 months	—	1,019	Derivative Financial Liability	1,019
Over 6 months	—	1,086	Derivative Financial Liability	1,086

	As of June 30, 2023
Average Currency Forward Contracts (Sell COP)	Change in value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in PL	Line item in profit or loss that includes hedge ineffectiveness
Less than 3 months	368	—	Other income (expenses), net
3-6 months	1,019	—	Other income (expenses), net
Over 6 months	1,086	—	Other income (expenses), net

The amounts related to items designated as hedged items were as follows:

	As of June 30, 2023
	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve for continued hedges	Balances remaining in the foreign currency translation reserve from hedging relationships for which hedge accounting is no longer applied
Net Investment in Procaps S.A.	2,473	2,473	—

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

Note 19. Key management personnel

Transactions with directors and executive board management members

Total management compensation included in the Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income are as follows:

	For the three months ended June 30		For the six months ended June 30
	2023	2022[1]	2023	2022[1]
Short-term employee benefits	758	598	1,510	1,133
Consulting fees	658	1,126	1,233	1,739
	$1,416	$1,724	$2,743	$2,872

[1]	The Group corrected the disclosure of short-term employee benefits and consulting fees for the three and six months periods ended June 31, 2022. The correction does not impact the results presented in the prior period.

Note 20. Events after the reporting period

Management has considered subsequent events through the date these Unaudited Condensed Consolidated Interim Financial Statements were issued and identified the following events that require disclosure.

Syndicated Loan Refinancing

On August 16, 2023, Procaps S.A. and other subsidiaries of the Group as guarantors (collectively, the “Obligors”) entered into a Credit Agreement with Bancolombia S.A. and Banco Davivienda S.A (the “New Banco Credit Agreement”). The New Banco Credit Agreement provides for a loan of up to $247,817 million COP and the proceeds are to be used exclusively for the prepayment of existing indebtedness of the Group, including the Syndicated Loan Agreement. The New Banco Credit Agreement provides for a term of six-years, and interest accrues thereunder at a rate equal to the Colombian Central Bank’s reference rate (for a three-month tenor) plus 8.50% per annum.

The New Banco Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the Group to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, pay dividends or other payments on capital stock, make restricted payments, engage in mergers or consolidations, engage in transactions with affiliates, and enter into certain restrictive agreements.

Additionally, the New Banco Credit Agreement requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

●	Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be no greater than 4.30:1.00); and

●	Ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30, 2023, for which the ratio shall be greater than 1.90:1.00).

●	Additionally, the Obligors are required to maintain combined total assets and combined EBITDA equal to no less than 80% of the Group’s consolidated total assets and consolidated EBITDA, respectively, as of June 30 and December 31 of each year.

BTG Refinancing

On August 18, 2023, the Group entered into a Credit Agreement with Banco BTG Pactual S.A.-Cayman Branch. (the “New BTG Credit Agreement”). The New BTG Credit Agreement provides for a loan of up to $19 million USD and the proceeds are to be used exclusively for the prepayment of existing indebtedness of the Group, including short term debt dated October 13, 2022. The New BTG Credit Agreement provides for a term of 30 months, and interest accrues thereunder at a rate equal to SOFR (for a three-month tenor) plus 5.80%.

Procaps Group, S.A. and subsidiaries (The Group)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

The New BTG Credit Agreement requires the Group’s compliance with the following financial covenants, each measured on a trailing twelve-month basis on the final day of each fiscal quarter of the Group:

●	Consolidated debt to consolidated EBITDA ratio of no greater than 3.50:1:00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be no greater than 4.30:1.00); and

●	Ratio of consolidated EBITDA to consolidated interest expense of greater than 3.00:1.00 (other than for the twelve-month period ended September 30 and December 31, 2023, for which the ratio shall be greater than 1.90:1.00).

As of the date of the issuance of these Unaudited Condensed Consolidated Interim Financial Statements, the Group is in the process of performing the required analysis to determine if the debt refinancing described above constitutes an extinguishment or modification of the debt under IFRS 9.